Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185676

TRILINC GLOBAL IMPACT FUND, LLC

SUPPLEMENT NO. 10 DATED NOVEMBER 23, 2015

TO THE PROSPECTUS DATED APRIL 27, 2015

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of TriLinc Global Impact Fund, LLC (the “Company”), dated April 27, 2015, as supplemented by Prospectus Supplement No. 1, dated May 12, 2015, Prospectus Supplement No. 2, dated May 15, 2015, Prospectus Supplement No. 3, dated June 5, 2015, Prospectus Supplement No. 4, dated July 10, 2015, Prospectus Supplement No. 5, dated July 30, 2015, Prospectus Supplement No. 6, dated August 12, 2015, Prospectus Supplement No. 7, dated September 9, 2015, Prospectus Supplement No. 8, dated October 14, 2015, and Prospectus Supplement No. 9, dated November 17, 2015 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.	To provide information regarding our public offering;
B.	To update disclosures in the section of the Prospectus titled “Business;”
C.	To update disclosures in the section of the Prospectus titled “Management.”

A.	Status of Our Public Offering

As of November 19, 2015, we had raised gross proceeds of approximately $135.4 million from the sale of approximately 14.1 million units of our limited liability company interest, including units issued pursuant to our distribution reinvestment plan.

Our board of managers has elected to extend our current offering for up to an additional six month period, expiring on August 25, 2016. In most of the states, we will need to renew the registration statement to continue the offering for this period. There is no guarantee that we will be able to extend the current offering in all such states. We reserve the right to terminate this offering at any time.

B.	Update to the Section Titled “Business”

1.

The following information updates and supplements the “Business – Our Advisor” section of the Prospectus to provide certain information regarding our Advisor’s registration. The third sentence of the first paragraph of this section is deleted in its entirety and replaced with:

“TriLinc Advisors is a registered investment adviser under the under the Investment Advisors Act of 1940, as amended.”

The corresponding disclosure on page 15 of the Prospectus is updated accordingly.

C.	Update the Section Titled “Management”

1.

In November 2015, Brent VanNorman was appointed President of our Sponsor. The disclosure in Mr. VanNorman’s biography on page 118 of the Prospectus is updated to reflect that Mr. VanNorman has served as President of our Sponsor since November 2015. The disclosure in Gloria Nelund’s biography on page 116 of the Prospectus is updated to reflect that Ms. Nelund served as President of our Sponsor from December 2014 until October 2015.

2.	The first sentence of the first paragraph of Marni Hodder’s biography on page 123 is deleted in its entirety and is replaced with the following:

“Marni Hodder has served as Director of Operations and Compliance of our Advisor and Sponsor since April 2015.”